Brandon Hill, Attorney Advisor                                                                                                                  July 28, 2011
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC  20549

Re: Steele Resources Corporation
       2010 Form 10-K
       Filed March 31, 2011
       File No.: 000-53474

Dear Mr. Hill:

Steele Resources Corporation, a Nevada corporation (“SRC” or “Company”) is responding to the comments in the letter from you dated June 8, 2011 relating to SRC’s 2010 annual report on Form 10-K filed by SRC on March 31, 2011 and the first amended Form 10-K filed by SRC on May 19, 2011. The responses by the Company below have been numbered to correspond with the related comment in your June 8, 2011 letter.

Form 10-K for the fiscal year ended December 31, 2010, as amended

General

1.
We note the statement in your explanatory note that you amended your Form 10-K "to revise certain disclosure in certain items."  Please note that, pursuant to Rule 12b-15 of the Exchange Act, you are required to set forth the complete text of each item as amended.  For example, we note that in response to comment five of our letter dated April 26, 2011, you have amended your Liquidity and Capital Resources section of Item 7, but you have not set forth the balance of the disclosure required by that item -- the entire Management's Discussion and Analysis section.  In your next amendment, please set forth the complete text of each amended item.

Response:
Pursuant to the staff's request, future amendments to the Company's Form 10-K and 10-Q will set forth the complete text of each amended item. In addition, this Second Amendment to the Form 10-K now includes the entire MD&A ITEM 7.

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225

2.	As previously requested, please provide, in writing, a statement from the company acknowledging that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:                      Please find enclosed the requested letter from the Company.

3.
We note your response to comment 13 from our letter dated April 26, 2011.  Please revise the common shares numbers and per share amounts for all periods presented to retroactively reflect the 10 for 1 forward stock split.

Response:
The Company believes that both the 10-for-1 forward stock split as well as the most recent 1-for-3 reverse stock split have been reflected in the financial statements.  We have included a capitalization table for your review in this regard.

	Common Shares		Additional Paid-in Capital	Accumulated Deficit During Exploration Stage	Total
	Number	(S)			$
Balance, May 27, 2010	-	-	-	-		-

Issuance of shares for cash	19,100,000	$5,730	$9,270	$-		$15,000

Recapitalization due to reverse merger
with Steele Resources, Inc.	12,733,333	3,820	14,950	-		18,770
Issuance of shares:
For cash (at $0.08, $0.10, $0.20, $0.05)	1,451,111	4,353	307,647	-		312,000
Shares issued for exploration costs	176,667	530	104,470	-		105,000
Issuance of warrants with notes payable	-	-	6,203	-		6,203
Net loss				(804,170)		(804,170)
Balance, December 31, 2010	33,461,111	$14,433	$442,540	$(804,170)		$(347,197)

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225

Business, page 2

Fairview Hunter Mine Project, page 2

4.
We note your response to comment three of our letter dated April 26, 2011.  We acknowledge that the assignment of the Fairview Hunter Mineral Lease was previously filed as an exhibit to a Form 8-K filed on September 30, 2010.  We also note that the preamble of the assignment references an "Asset Purchase Agreement of even date."  Please file a copy of such asset purchase agreement as an exhibit to your annual report.  Alternatively, confirm that no such asset purchase agreement was executed and provide an explanation of how the parties agreed to the material terms of the assignment of the Fairview Hunter Mineral Lease.

Response:	We are re-filing, with this second amendment, a revised Exhibit 10.1 which now includes the referenced "Asset Purchase Agreement" relating to the Fairview Hunter Mineral Lease.

Joint Venture Agreement..., page 2

5.
We note your response to comment four of our letter dated April 26, 2011.  We also note that in the last paragraph on page 2, you state that "INCT agreed to fund an additional $710,000 upon signing the JV Agreement."  Please clarify whether this amount was paid at the time the JV Agreement was signed.  In addition, please specify whether this amount is part of or in addition to INCT's $5 million funding commitment.

Response:
INCT had notified SRC that it planned to make an additional $460,000 investment and complete its initial commitment of $1,000,000 obligation by July 21, 2011. Unfortunately INCT was unable to provide the remaining $460,000 funding obligation by July 21, 2011 and as a result, on July 22, 2011 SRC sent a letter indicating SRC’s intent to terminate the JV Agreement. The parties have agreed to take steps to prepare a formal agreement to unwind the proposed Joint Venture transaction. Such termination agreement will include a schedule of repayment of the $540,000 previously advanced by INCT and mutual releases. This latest event is set forth in a Form 8-K filed today. We do not believe this additional information is appropriate or timely to be included in an amendment to SRC’s 10-K since this information relates to matters occurring several months after the year ended 12/31/11. However, we have included updating information in the Form 10-Q under the MD&A section which covers the time period closer to these recent events.  Once a written agreement with terms, including SRC’s schedule of repayment of previously contributed capital, mutually agreeable to the parties has been signed, SRC intends to file an amended Form 8-K disclosing this event.

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225

Risk Factors, page 3

Existing stockholders may experience immediate and substantial dilution if and when convertible promissory notes are converted into shares of our common stock, page 5

6.	To provide additional context, please identify the notes that are convertible based upon current market values and briefly describe their conversion prices.

Response:
The MD&A section has been further expanded at page 6 to summarize the general formula used in order to determine the applicable conversion prices.  The Company believes that a brief summary of the formula should be sufficient “additional context” for the conversion disclosure.

Recent Financing Transactions, page 7

7.
We have considered your response to comment 7 of our letter dated April 26, 2011 that you do not believe that the notes disclosed under this subsection are material contracts that are required to be filed as exhibits.  In light of the amount of your obligations under the notes in comparison to your total assets and lack of revenues, as well as the significant number of shares that may be issued pursuant to the terms of the notes, it appears that these are material contracts that you should file.  Please file the note agreements as exhibits.

Response:	Per the phone conversion last week, the Staff has required that all promissory notes be filed as exhibits which have been included with this next amendment to the Company’s Form 10-K.

Certain Relationships and Related Transaction and Director Independence, page 44

8.	Please revise your disclosure to provide the amount paid to Durarock pursuant to the assignment of the Fairview Hunter lease.

Response:	Item 13. Certain Relationships and Related Transactions appearing at page 11 in the second amended Form 10-K has been expanded, as requested.

Form 10-Q for the quarter ended March 31, 2011

Condensed Consolidated Balance Sheets, page 4

9.	Please revise the common shares numbers and per share amounts for all periods presented to retroactively reflect the both the 10 for 1 forward and the 1 for 3 reverse stock splits.

Response:	The condensed consolidated balance sheet for the quarter ended March 31, 2011 has been revised, as requested, to reflect the 10-for-1 forward and 1-for-3 reverse stock splits.

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225

Note 3 - A&P Project, page 11

10.
We note your response to comments one and two from our letter dated April 26, 2011.  Since you have started to utilize the funds from INCT towards the Mineral Hill Project, it appears that you have significant influence or control to transact business on behalf of the joint venture, pending formation of the LLC.  Please tell us your consideration of the joint venture as an equity investment or a variable interest entity.  We note that "SRl will be responsible for operations of the JV."  Refer to ASC 323 and ASC 810.

Response:
It is the Company's position that until INCT is able to complete its initial funding obligation of $1,000,000, the proposed Joint Venture with INCT and SRC will not be completed nor will business be transacted on behalf of the Joint Venture.  In light of the foregoing, SRC has reflected the initial funds of $540,000 contributed by INCT to be treated as a liability, in that if INCT fails to complete their initial funding obligation by July 21, 2011, the parties plan to unwind the Joint Venture transaction which would include a payment schedule for the repayment of the $540,000 previously contributed by INCT.

Item 7.  Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 18

Liquidity and Capital Resources, page 22

11.
Please discuss the likelihood that the company will ever receive the full amount of proceeds available under the Drawdown Agreement.  Provide context by disclosing that you have registered and intend to put only a maximum of 4,000,000 shares to Auctus Private Equity Fund, LLC.; therefore, you are limited to receiving only the amount you could receive for putting 4,000,000 shares to Auctus.  Disclose the amount you would receive based upon putting 4,000,000 shares at the current price of your common stock.  Discuss the potential dilution to current shareholders that may result if the company puts shares to the investor under the agreement based upon your intent to issue 4,000,000 shares.  Also disclose the number of shares you would have to issue to receive the full $10 million under the agreement based upon the current market price of your common stock.

Response:
The subsection Liquidity and Capital Resources appearing under Item 2 - Management Discussion and Analysis in the amended 10-Q has been expanded to include the additional information requested in this Comment 11.

12.
Please discuss in specific detail the dilution to common shareholders that may result upon conversion of your outstanding convertible notes.  Disclose whether you have the resources to repay the notes and the likelihood that the notes will be converted.  Disclose whether the noteholders or the company has the option to convert the notes.

Response:
We have expanded Item 2 - MD&A in the amended 10-Q to include the conversion table currently presented in the Company's Form 10-K.  In addition, the section has been expanded to disclose management's view as to the ability to repay these notes.  Lastly, this section has been expanded to indicate that only the noteholders have the option to convert the notes.

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225

Exhibits

13 .
We note that your chief financial officer, David Bridgeford, signed your Quarterly Report on Form 10-Q for the period-ended March 31, 2011.  However, one of your directors, Pauline Schneider, signed the certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act as your principal financial officer.  Please confirm that Pauline Schneider is your principal financial officer.  If Ms. Schneider is not your principal  financial officer, please file an amendment to your Quarterly Report on Form 10-Q that includes the entire periodic report and a new, corrected certificate signed by Mr. Bridgeford.

Response:	New Exhibits 31.2 and 32.1 are filed with this amended 10-Q which have been signed by Mr. Bridgeford as the principal financial officer.

Forms 8-K filed April 27, 2011 and May 5, 2011

General

14.
We note the Forms 8-K filed on April 27, 2011 and May 5, 2011 disclosing that your board of directors approved a 1-for-3 reverse stock split, that the number of outstanding common shares changed from 101,633,334 to approximately 33,877,778 shares, that the number of the company's authorized shares was reduced from 900 million to 300 million and that you filed a Certificate of Change with the Nevada Secretary of State to reflect the reverse stock split and decrease in authorized shares.  Please provide your analysis of whether the reverse stock split and decrease in the number of authorized shares required shareholder approval under Nevada law.

Response:
Pursuant to Section 78-207 of the Nevada Revised Statutes, a forward or reverse stock split which includes both an adjustment to the outstanding shares, as well as a corresponding change to the authorized shares, does not require shareholder approval.

Please feel free to contact the undersigned if you should have any further questions or comments regarding the responses to the Staff’s comment letter of June 8, 2011relating to the Company’s 2010 Form 10-K or the Company’s Form 10-Q for the quarter ended 3/31/2011.

Sincerely yours,

/s/ David Bridgeford

David Bridgeford, CFO

3081 Alhambra Dr. Suite 208
Cameron Park, CA 95682
530.672.6225